CAMFLO INTERNATIONAL INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

CAMFLO INTERNATIONAL INC.

INTERIM BALANCE SHEET

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30,	December 31,
ASSETS	2004	2003
Current
Cash	$ 36,469	$ 51,868
Tax credits receivable	8,569	11,058
Prepaid expenses and deposits	3,332	2,007

	48,370	64,933
Deferred charges	-	26,188
Resource properties (Schedule 1)	3,117,436	1,343,504
Capital assets	8,616	9,759

	$ 3,174,422	$ 1,444,384

LIABILITIES
Current
Accounts payable (Note 3)	$ 1,333,376	$ 604,511

Loan payable	111,006	104,256
Promissory notes payable (Note 3)	249,299	237,896
Convertible debentures (Notes 3 and 4)	139,497	483,202
Due to related parties (Note 3)	8,000	-
Asset retirement obligations	125,500	-

	1,966,678	1,429,865

SHAREHOLDERS’ EQUITY
Capital stock (Note 5)	3,684,234	2,002,491
Share subscriptions (Note 5)	-	200,000
Contributed surplus (Note 5)	87,113	-
Deficit (Note 2)	(2,563,603)	(2,187,972)

	1,207,744	14,519

	$ 3,174,422	$ 1,444,384

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

for the three and six months ended June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months		Six months
	June 30,		June 30,
	2004	2003	2004	2003
Revenue
Oil and gas sales	$ 51,223	$ -	$ 111,157	$ -

Cost of sales
Depletion	29,273	-	36,511	-
Field expenses	12,302	-	27,695	-
Royalties	13,186	-	34,960	-

	54,761	-	99,166	-

Gross profit (loss)	(3,538)	-	11,991	-

Administrative expenses
Amortization – capital assets	417	239	1,144	479
Amortization – deferred charges	-	2,297	26,188	4,594
Consulting fees (Note 3)	23,620	676	35,620	676
Interest (Note 3)	21,438	37,087	34,448	44,175
Listing and filing fees	2,320	8,430	10,920	10,980
Management fees (Note 3)	33,000	15,000	66,000	30,000
Office rent (Note 3)	10,469	2,400	14,871	2,400
Office and miscellaneous (Note 3)	6,200	7,593	8,431	9,220
Professional fees (Note 3)	51,924	4,700	54,874	6,700
Shareholder communications & investor relations	16,060	-	22,310	1,400
Stock-based compensation	-	-	31,600	-
Travel and entertainment	12,530	8,129	19,145	9,129
Transfer agent	6,558	2,342	6,558	4,029

	(184,536)	(88,893)	(332,109)	(123,782)

Net loss for the period	(188,074)	(88,893)	(320,118)	(123,782)
Deficit, beginning of the period	(2,375,529)	(1,611,069)	(2,187,972)	(1,576,180)
Stock-based compensation (Note 2)	-	-	(55,513)	-

Deficit, end of the period	$ (2,563,603)	$ (1,699,962)	$ (2,563,603)	$ (1,699,962)

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

for the three and six months ended June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months		Six months
	June 30,		June 30,
	2004	2003	2004	2003

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.03)

Weighted average number of shares outstanding	13,420,062	3,536,662	12,036,644	3,536,662

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

INTERIM STATEMENTS OF CASH FLOWS

for the three and six months ended June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months		Six months
	June 30,		June 30,
	2004	2003	2004	2003
Operating Activities
Net loss for the period	$ (188,074)	$ (88,893)	$ (320,118)	$ (123,782)
Items not requiring cash:
Amortization – capital assets	417	239	1,144	479
Amortization – deferred charges	-	2,297	26,188	4,594
Depletion	29,273	-	36,511	-
Stock-based compensation	-	-	31,600	-

	(158,384)	(86,357)	(224,675)	(118,709)
Changes in non-cash working capital items:
Tax credits receivable	4,054	(2,436)	2,489	4,380
Prepaid expenses and deposits	(1,326)	-	(1,326)	-
Due to related parties	24,000	5,350	48,000	10,700
Accounts payable	828,029	10,087	728,865	2,199

	696,373	(73,356)	553,353	(101,430)

Financing Activities
Issue of capital stock for cash	160,600	-	1,081,743	-
Share subscriptions	-	255,000	-	327,000
Loan payable	3,375	3,477	6,750	6,953
Promissory notes payable	8,152	3,611	11,403	7,222
Convertible debentures	9,933	30,000	16,295	30,000

	182,060	292,088	1,116,191	371,175

Investing Activities
Resource properties	(864,435)	(168,201)	(1,684,943)	(239,390)
Purchase of capital assets	-	-	-	(2,500)

	(864,435)	(168,201)	(1,684,943)	(241,890)

Increase (decrease) in cash during the period	13,998	50,531	(15,399)	27,855

Cash, beginning of the period	22,471	85,409	51,868	108,085

Cash, end of the period	$ 36,469	$ 135,940	$ 36,469	$ 135,940

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions (Note 6)

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

INTERIM STATEMENT OF SHAREHOLDERS EQUITY (DEFICIENCY)

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Shares				During the
	Issued		Share	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total
Balance, December 31, 2002	3,536,662	$ 1,169,016	$ -	$ -	$ (1,576,180)	$ (407,164)
Issue of shares for cash pursuant to private placements – at $0.30	2,666,667	800,000	-	-	-	800,000
Less: share issue costs	-	(10,000)	-	-	-	(10,000)
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.13	26,733	3,475	-	-	-	3,475

Issue of shares on conversion of debentures – at $0.10	400,000	40,000	-	-	-	40,000
Share subscriptions	-	-	200,000	-	-	200,000
Net loss for the year	-	-	-	-	(611,792)	(611,792)

Balance, December 31, 2003	6,630,062	2,002,491	200,000	-	(2,187,972)	14,519
Issue of shares for cash pursuant to private placement – at $0.45	2,200,000	990,000	-	-	-	990,000
Less: share issue costs	-	(68,857)	-	-	-	(68,857)
Issue of shares for cash pursuant to private placement - at $0.50	400,000	200,000	(200,000)	-	-	-
Exercise of share purchase warrants - at $0.14	1,000,000	140,000				140,000
- at $0.30	100,000	30,000				30,000
- at $0.45	68,000	30,600				30,600
Finders fees	6,000	-	-	-	-	-
Issue of shares on conversion of debentures – at $0.10	3,600,000	360,000	-	-	-	360,000
Adjustment for stock-based compensation (Note 2)	-		-	55,513	(55,513)	-
Net loss for the period	-	-	-	31,600	(320,118)	(288,518)

Balance, June 30, 2004	14,004,062	$ 3,684,234	$ -	$ 87,113	$ (2,563,603)	$ 1,207,744

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.                                                                       Schedule 1

SCHEDULE OF RESOURCE PROPERTIES

for the six months ended June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Snipe		Prairie	Black	Goose
	Lake	Alexander	River	Creek	River	Total
Balance, December 31, 2003	$ 289,268	$ 443,764	$ 64,724	$ 545,748	$ -	$ 1,343,504

Property Acquisition Costs
Cash	156,728	-	-	-	-	156,728

Deferred Exploration Costs
Asset retirement obligations	18,000	37,500	20,000	50,000	-	125,500
Casing and accessories	-	41,672	-	1,056	49,632	92,360
Drilling	-	168,267	27,127	160,848	354,159	710,401
Engineering and site supervision	-	27,267	2,163	39,409	18,677	87,516
Equipment rental	-	14,305	-	29,624	18,476	62,405
Field costs and supplies	-	86,596	4,115	199,646	13,104	303,461
Land lease	-	39,109	58,928	2,422	8,000	108,459
Testing and analysis	-	30,117	-	42,405	-	72,522
Transportation and trucking	-	17,172	-	49,007	24,912	91,091

	18,000	462,005	112,333	574,417	486,960	1,653,715

Less:
Depletion of producing resource properties	-	-	(36,511)	-	-	(36,511)

Balance, June 30, 2004	$ 463,996	$ 905,769	$ 140,546	$ 1,120,165	$ 486,960	$ 3,117,436

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and, except as disclosed in Note 2, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

Note 2

Change in Accounting Policy

Stock-based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time from with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  Consideration paid by employees on the exercise of stock options and purchase of stock is credited to share capital.

As a result of this change, at December 31, 2003 accumulated deficit increased by $55,513 and contributed surplus increased by $55,513.

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 3

Related Party Transactions

The Company incurred the following charges by directors or companies with common directors:

	Three months		Six months
	June 30,		June 30,
	2004	2003	2004	2003
Consulting fees	$ 17,640	$ -	$ 26,640	$ -
Interest	9,385	6,216	13,590	12,431
Management fees	33,000	15,000	66,000	30,000
Office and miscellaneous	-	-	-	1,050
Office rent	-	-	-	1,200
Professional fees	2,750	500	4,250	500

	$ 62,775	$ 21,716	$ 110,480	$ 45,181

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in promissory notes payable is $224,175 (2003:  $214,011) owing to directors of the Company or private companies controlled by directors.

Included in accounts payable is $11,075 (2003: $7,702) due to directors of the Company.

Included in convertible debentures payable is $28,223 (2003:  $104,798) owing to directors of the Company or private companies controlled by directors.

Amounts due to related parties of $8,000 (2003: $Nil) are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4

Convertible Debentures Payable

The convertible debentures bear interest at 15% per annum and mature February 28, 2007.  The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per unit in years one and two, at $0.15 per unit in year three, at $0.20 per unit in year four or at $0.25 per unit in year five.  The share purchase warrants entitle the holders the right to purchase one common share for each warrant held at $0.10 per share for two years from the conversion date for conversions in the first two years, at $0.15 per share for one year for conversions in the third year, at $0.20 per share for one year for conversions in the fourth year or at $0.25 per share for one year for conversions in the fifth year.

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 4

Convertible Debentures Payable – (cont’d)

The Company may force conversion of these debentures up to and including the close of business on February 28, 2005, by redeeming the debentures if the Company’s shares trade in excess of $0.50 per share for a minimum of 90 days, at a redemption price equal to the principal amount being redeemed together with accrued and unpaid interest on the principal amount to the date fixed for redemption and all other moneys owing under this debenture and a penalty of six months interest payments.

On February 12, 2004, $360,000 of debentures were converted into 3,600,000 units at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof the right to purchase an additional common share at $0.10 until February 12, 2006.

Note 5

Share Capital – Note 7

i)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

ii)

Commitments:

Stock-based Compensation Plan

The Company has granted directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant.

A summary of the stock option plan as of June 30, 2004 and the changes during the six months then ended is presented below:

		Weighted
		Average
	Number of	Exercise

Options outstanding and exercisable, beginning of period	336,933	$0.25
Options granted	400,000	$0.50

Options outstanding and exercisable, end of period	736,933	$0.38

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital – Note 7 – (cont’d)

ii)

Commitments:

Stock-based Compensation Plan

At June 30, 2004, there were 736,933 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
106,933	$0.13	February 18, 2007
230,000	$0.30	September 3, 2008
400,000	$0.50	February 23, 2009

736,933

The following assumptions were used for the Black-Scholes model:

Risk free rate	3.5%
Dividend yield	0%
Expected volatility	7%
Weighted average expected option life	5 years

The weighted average fair value at the date of grant of the director stock options granted was as follows:

Weighted average fair value	$ 0.08
Total options granted	400,000
Total fair value of options granted	$ 31,600

Stock-based compensation charges are expensed for stock options granted with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid on the exercise of stock options and purchase of stock is credited to share capital.

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital – Note 7 – (cont’d)

ii)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The following table reconciles the Company’s contributed surplus:

Balance, December 31, 2003	$ -
Adjustment for stock based compensation (Note 2)	55,513
Options granted	31,600

Balance, June 30, 2004	$ 87,113

Share Purchase Warrants

At June 30, 2004, there were 8,898,667 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
1,566,667	$0.30	October 7, 2004
1,000,000	$0.30	August 22, 2005
400,000	$0.10	November 10, 2005
200,000	$0.60	January 30, 2005
2,132,000	$0.45	January 30, 2006
3,600,000	$0.10	February 12, 2006

8,898,667

Share Subscriptions

At December 31, 2003, the Company had received share subscriptions totaling $200,000 in respect to a flow through private placement of 400,000 units at $0.50 per unit.  Each unit consists of one flow-through common share and a one share purchase warrant entitling the holders thereof the right to purchase one non-flow-through common share for each two warrants held at $0.60 per share until January 30, 2005.  The units were issued on January 30, 2004.  The Company issued an additional 6,000 common shares in connection with a finders fee with respect to the private placement.

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital – Note 7 – (cont’d)

ii)

Commitments: – (cont’d)

Convertible Debentures

Note 4.

Note 6

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions were excluded from the statements of cash flows:

Six months ended June 30, 2004:

–

the Company issued 3,600,000 common shares at $0.10 per share in respect to the conversion of debentures totaling $360,000.

–

the Company issued 400,000 common shares at $0.50 per share in respect to a private placement, the proceeds of $200,000 were received prior to December 31, 2003.

–

the Company issued 6,000 common shares as finders fees in respect to a private placement.

–

The Company issued 1,000,000 common shares at $0.14 per share pursuant to the exercise of share purchase warrants.  The Company received $100,000 with the balance of $40,000 applied to unpaid management and consulting fees.

–

The Company provided $125,500 for asset retirement obligations on resource properties.

Note 7

Subsequent Events

Subsequent to June 30, 2004, the Company:

i)

entered into a Petroleum and Natural Gas Rights Conveyance Agreement with Spearhead Resources Inc. (“Spearhead") dated July 7, 2004, whereby the Company purchased Spearhead's 32% working interest in the Joffre oil and gas property in central Alberta (the "Joffre Property "). Under the terms of the agreement, the Company was required to pay a purchase price of $3,500,000 (paid) and provide a further $1,500,000 (paid) to Spearhead for outstanding joint venture obligations.

ii)

completed a brokered private placement which consisted of the issuance 9,000,000 common shares of the Company at $0.50 per share and the issuance of a further 3,185,273 flow through common shares at $0.55 per share for total gross proceeds of $6,251,900. The broker received a cash commission of $437,633 and brokers warrants to acquire 1,218,527 common shares at $0.50 per share for a term of 18 months.  In addition, legal fees totalling $56,888 were paid to the brokers lawyer.  In connection with the private placement, certain principals of the Company sold

CAMFLO INTERNATIONAL INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 7

Subsequent Events – (cont’d)

2,000,000 common shares at $0.50 per share to an investor in a prearranged trade in order to facilitate the investor's desire to acquire free trading shares. The proceeds from the sale, by such principals, have been invested in the private placement by way of a subscription for 2,000,000 common shares at $0.50 per share.

Closing of the acquisition of the Joffre Property occurred concurrently with the closing of the private placement.

iii)

entered into an Amalgamation Agreement with Spearhead dated July 7, 2004, whereby the Company and Spearhead would amalgamate on the basis that the Company’s shareholders would receive three shares of the newly formed company (“Amalco") for every four shares held, while the Spearhead shareholders would receive one share of Amalco for every share of Spearhead held.  The amalgamation will be accounted for as a business combination using the purchase method with the Company identified as the acquiror.  This agreement is subject to regulatory and shareholder approvals.

iv)

issued 200,000 common shares at $0.30 per share pursuant to the exercise of share purchase warrants for proceeds of $60,000.

v)

issued 5,000 common shares at $0.45 per share pursuant to the exercise of share purchase warrants for proceeds of $2,250.